NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

 IMPERIAL CHEMICAL INDUSTRIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii)

3. Name of person discharging managerial responsibilities/director

CHARLES KNOTT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF PERSON NAMED IN 3 ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

i) ORDINARY ICI SHARES OF £1 EACH

ii)	AMERICAN DEPOSITARY RECEIPTS, EACH ONE REPRESENTING 4 ORDINARY SHARES OF £1 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

CHARLES KNOTT

8. State the nature of the transaction

EXERCISE AND SALE OF SHARE OPTIONS AND SHARE APPRECIATION RIGHTS GRANTED UNDER:

i) THE ICI 1994 SENIOR STAFF SHARE OPTION SCHEME

ii)	THE SENIOR STAFF SHARE APPRECIATION RIGHTS PLAN OF ICI AMERICAN HOLDINGS INC

9. Number of shares, debentures or financial instruments relating to shares acquired

614,940 ORDINARY ICI SHARES OF £1 EACH

(THIS FIGURE INCLUDES THE 97,004 ADRS ACQUIRED (SEE BELOW) MULTIPLIED BY 4 TO OBTAIN THE ORDINARY SHARE EQUIVALENT)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.051%

11. Number of shares, debentures or financial instruments relating to shares disposed

614,940 ORDINARY ICI SHARES OF £1 EACH

(THIS FIGURE INCLUDES THE 97,004 ADRS ACQUIRED (SEE BELOW) MULTIPLIED BY 4 TO OBTAIN THE ORDINARY SHARE EQUIVALENT)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.051%

13. Price per share or value of transaction

SHARE OPTION EXERCISES

DATE OF GRANT OPTION PRICE NO OF £1 ORD SHARES            SALE PRICE

8 MARCH 1999 21 FEBRUARY 2000 5 MARCH 2001	£4.333 £4.242 £4.292	40,825 47,535 138,564	£4.66712 £4.66712 £4.66712

US SHARE APPRECIATION RIGHTS EXERCISE

DATE OF GRANT	SAR PRICE	NO ADRS EXERCISED	ADRS ACQUIRED	SALE PRICE
13 MARCH 2002	$16.18	38,612	21,621*	$36.3493

17 MARCH 2003	$8.65	98,572	75,383*	$36.3493

• These ADRs comprise the gain on exercise which is delivered in the form of ADRs.

14. Date and place of transaction

9 FEBRUARY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CHARLES KNOTT: 113,334 ORDINARY ICI SHARES OF £1 EACH

0.009%

16. Date issuer informed of transaction

14 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

EMMA WINCHESTER – TEL 020 7009 5258

Name and signature of duly authorised officer of issuer responsible for making notification

ADAM WESTLEY, ASSISTANT COMPANY SECRETARY

Date of notification

15 FEBRUARY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

 IMPERIAL CHEMICAL INDUSTRIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i)

3. Name of person discharging managerial responsibilities/director

DAVID GEE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF PERSON NAMED IN 3 ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY ICI SHARES OF £1 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID GEE

8. State the nature of the transaction

EXERCISE AND SALE OF SHARE OPTIONS GRANTED UNDER THE ICI 1994 SENIOR STAFF SHARE OPTION SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

200,261 ORDINARY ICI SHARES OF £1 EACH

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

11. Number of shares, debentures or financial instruments relating to shares disposed

200,261 ORDINARY ICI SHARES OF £1 EACH

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

13. Price per share or value of transaction

DATE OF GRANT OPTION PRICE NO OF £1 ORD SHARES            SALE PRICE

13 MARCH 2002 17 MARCH 2003	£2.840 £1.340	62,500 137,761	£4.66712 £4.66712

14. Date and place of transaction

9 FEBRUARY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NO ORDINARY ICI SHARES OF £1 EACH

16. Date issuer informed of transaction

14 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

EMMA WINCHESTER – TEL 020 7009 5258

Name and signature of duly authorised officer of issuer responsible for making notification

ADAM WESTLEY, ASSISTANT COMPANY SECRETARY

Date of notification

15 FEBRUARY 2007